July 25, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Christine Dietz

Megan Akst

Kyle Wiley

Christopher Dunham

Re:	Autohome Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-36222

Ladies and Gentlemen:

We, Autohome Inc. (the “Company”), are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 27, 2023 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “2022 Form 20-F”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

For the Staff’s convenience, the comment in the Comment Letter is reproduced and repeated below in bold, with the Company’s response set forth in regular font immediately thereafter. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1.

Please revise to clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (“PRC”) also apply to operations in Hong Kong. In this regard, please ensure that your disclosure throughout the filing does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws. Also, please remove your disclosure on page 16 that the legal risks associated with being based in and having operations in mainland China do not apply to entities or businesses in Hong Kong.

Autohome Inc. 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China

t: +86 (10) 5985-7001 f: +86 (10) 5985-7400 ir@autohome.com.cn

U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company proposes to revise the disclosure in the lead paragraph of “Summary of Risk Factors” at the beginning of “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings as follows (with changes marked in italics, deletions as strike-through and additions underlined):

“An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the legal and operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. ~~With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China.~~ These risks are discussed more fully in ‘Item 3. Key Information—D. Risk Factors.’”

In addition, according to the specific circumstances in which these terms apply, the Company undertakes to change references of “mainland China” to “China,” “PRC” or “mainland China and Hong Kong”, as applicable, to ensure that the disclosure throughout its future Form 20-F filings does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, the Company will describe PRC law and then explain how law in Hong Kong differs from PRC law and describe any risks and consequences to the Company associated with those laws.

Financial Information Related to the VIEs, page 11

2.

We note the “Share of loss of VIEs” and “Investment in VIE” line item titles and your explanation in footnote (1) on page 14 implies the VIE arrangements are similar to an equity method investment. As you have no direct relationship with the VIE or its subsidiaries please revise these line items and footnote (1) to more appropriately describe the nature of the amounts.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will make the revisions set forth in Annex A attached hereto in its future Form 20-F filings to change “Share of income/loss of VIEs” and “Investment in VIE” into “Income/loss of the VIEs” and “Contractual interests in the VIEs” with the relevant factual disclosures to be updated as necessary.

Item 4. Information on the Company

C. Organizational Structure, page 99

3.	Please revise to include the diagram of your corporate organizational structure in the forepart of the filing.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will include the disclosure set forth in Annex B attached hereto at the beginning of “Item 3. Key Information” in its future Form 20-F filings with the relevant factual disclosures to be updated as necessary.

U.S. Securities and Exchange Commission

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 164

4.

We note your statement that you reviewed your register of members in the Cayman Islands and publicly available documents in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with the submission under paragraph (a) and the disclosures under paragraphs (b)(2) and (3), the Company has also reviewed following publicly available documents in addition to the Company’s register of members in the Cayman Islands. The Company has not relied upon legal opinions or third-party certifications as the basis for its submission.

•

The beneficial ownership report on Schedule 13D/A filed by Yun Chen Capital Cayman (“Yun Chen”) with the Commission on April 21, 2023 with respect to the Company’s securities (the “Yun Chen 13D/A Filing”).

•

The latest annual report of Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”), Yun Chen’s parent company, for the fiscal year 2022 filed with the Hong Kong Stock Exchange on March 15, 2023 (the “Ping An Annual Report”).

•

The beneficial ownership report on Schedule 13G filed by certain entities affiliated with FIL Limited (“Entities affiliated with FIL”) with the Commission on February 9, 2023 with respect to the Company’s securities (the “FIL 13G Filing”).

•	The beneficial ownership report on Schedule 13G/A filed by certain entities affiliated with Kayne Anderson with the Commission on February 14, 2023 with respect to the Company’s securities.

To the Company’s best knowledge after examining the abovementioned documents, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares and voting power as of March 31, 2023 (the most recent practicable date disclosed in 2022 Form 20-F), except for Yun Chen and Entities affiliated with FIL, as described in detail below.

•

Yun Chen beneficially owned 224,800,512 ordinary shares of the Company, as reported in the Yun Chen 13D/A Filing, representing 45.6% of the Company’s total issued and outstanding ordinary shares as of March 31, 2023. Yun Chen is a subsidiary of Ping An Group, and thus Ping An Group beneficially owned 45.6% of the total voting rights in the Company as of March 31, 2023. Because Ping An Group beneficially owns a significant percentage of the voting rights in the Company, it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval. As such, the Company is indirectly controlled by Ping An Group. Ping An Group is a public company listed on the Shanghai Stock Exchange (SHA: 601318) and Hong Kong Stock Exchange (HKEX: 2318). As disclosed in the Ping An Annual Report, there is neither controlling shareholder nor de facto controlling party of Ping An Group. The shareholding structure of Ping An Group is relatively fragmented. Among the top ten shareholders of Ping An Group as of December 31, 2022, (i) the largest shareholder was Hong Kong Securities Clearing Company Nominees Limited, a nominee holder of the shares held by non-registered shareholders, holding approximately 40% of the total share capital of Ping An Group; (ii) the other shareholders each held approximately 1%—5%; and governmental entities held less than 10%. Based on the foregoing and to the Company’s best knowledge, Ping An Group is not owned or controlled by a governmental entity in the foreign jurisdiction.

U.S. Securities and Exchange Commission

•

Entities affiliated with FIL beneficially owned 25,669,824 ordinary shares of the Company, as reported in the FIL 13G Filing, representing 5.2% of the Company’s total issued and outstanding ordinary shares as of March 31, 2023. As disclosed in the FIL 13G Filing, FIL Limited is a company organized under the laws of Bermuda. Pandanus Partners, L.P. owns shares of FIL Limited voting stock, normally representing more than 25% and less than 48.5% of the total votes of FIL Limited voting stock. Pandanus Associates, Inc. acts as general partner of Pandanus Partners, L.P. Pandanus Partners, L.P. is owned by trusts for the benefit of members of certain family. Based on the foregoing publicly available disclosure, Entities affiliated with FIL are not owned or controlled by a governmental entity in the foreign jurisdiction.

5.

We note that your disclosure pursuant to paragraph (b)(2) is limited to “governmental entities in the Cayman Islands or in China.” Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

In response to the Staff’s comment, the Company respectfully advises the Staff that the consolidated operating entities of Autohome Inc. and the VIEs are organized or incorporated in jurisdictions including Cayman Islands, British Virgin Islands, Hong Kong and mainland China, and the Company confirms that no governmental entities in the aforementioned jurisdictions own shares of Autohome Inc., its consolidated foreign operating entities or the VIEs.

6.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that it conducted inquires and collected questionnaires from the members of the boards of directors of Autohome Inc., its consolidated foreign operating entities and the VIEs (the “Autohome Directors”) in relation to whether any Autohome Director is an official of the Chinese Communist Party. In addition, the Company conducted Internet research using keywords of the names of Autohome Directors and reviewed whether the search results reveal that any of the Autohome Directors is an official of the Chinese Communist Party. According to the due diligence results, none of the 18 Autohome Directors is, or was during their directorship, an official of the Chinese Communist Party.

U.S. Securities and Exchange Commission

7.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

In response to the Staff’s comment, the Company confirms that none of the currently effective memorandum and articles of association (or equivalent organizational document) of Autohome Inc., its consolidated foreign operating entities or the VIEs contains any charter of the Chinese Communist Party.

General

8.

We note your statement that Autohome Inc. is a holding company and you conduct all of your business through your subsidiaries and the VIEs. Please provide us with a legal analysis of whether you currently meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act (the “Company Act”). Please include in your analysis the relevant calculation(s) under Section 3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are “investment securities” for purposes of Section 3(a)(2) of the Company Act, and specifically address how you treat the securities issued by your subsidiaries and variable interest entities. Please provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations.

The Company respectfully advises the Staff that Autohome Inc. (i.e., the Company) is not an investment company as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”) as (i) the Company, through its subsidiaries and consolidated affiliated entities, operates a leading online automotive service platform in China delivering comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain; (ii) the Company is not engaged in and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities; and (iii) the value of the investment securities owned by the Company accounted for approximately 22.1% of its total assets (exclusive of Government securities and cash items) as of March 31, 2023 as calculated on an unconsolidated basis in accordance with Section 3(a)(1)(C) of the Investment Company Act, less than the 40% threshold (the “40% Test”), as further elaborated below.

Overview of rule basis

i.

Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

U.S. Securities and Exchange Commission

ii.

The term “investment securities” is defined in Section 3(a)(2) of the Investment Company Act as all securities except (A) Government securities, (B) securities issued by employee securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

iii.

The term “Government securities” is defined to include all securities issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the U.S. Government pursuant to authority granted by the U.S. Congress, or any certificate of deposit of any of the foregoing.

iv.

To determine whether it meets the Section 3(a)(1)(C) 40% Test, an issuer must determine the value of each of its assets on an unconsolidated basis. For this purpose, the “value” of each asset is determined according to Section 2(a)(41) of the Investment Company Act, which provides generally that:

(1)

with respect to assets consisting of securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the value of such assets shall be the market value at the end of such quarter;

(2)

with respect to assets consisting of other securities (i.e., for which market quotations are not available) and assets owned at the end of the last preceding fiscal quarter, the value of such assets shall be the fair value at the end of such quarter, as determined in good faith by the board of directors; and

(3)	with respect to assets consisting of securities and other assets acquired after the end of the last preceding fiscal quarter, the value of such assets shall be the cost thereof.

Calculation for 40% Test

i.

Calculation basis. As the 40% Test set forth in Section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether the Company falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to analyze each of the entities in the group structure to identify which of the Company’s unconsolidated assets may constitute “investment securities.”

ii.

Treatment of securities issued by subsidiaries and variable interest entities (“VIEs”). For each majority-owned subsidiary or VIE that fails the 40% Test, the Company treats the securities issued by such majority-owned subsidiary or VIE as bad assets (i.e., investment securities) for purposes of the 40% Test of the immediate parent entity of such majority-owned subsidiary or VIE. For each majority-owned subsidiary or VIE that is not an investment company, the Company treats the securities issued by such majority-owned subsidiary or VIE as a good asset (i.e., not an investment security) for purposes of the 40% Test of the immediate parent entity of such majority-owned subsidiary or VIE.

U.S. Securities and Exchange Commission

iii.

As of March 31, 2023, the Company held approximately 22.1% of the total value of its assets (exclusive of cash items and Government securities) in investment securities (on an unconsolidated basis). The following sets forth the calculation (on an unconsolidated basis) of the percentage of the Company’s assets as of March 31, 2023 that constitute “investment securities” as such term is used in Section 3(a)(1)(C) of the Investment Company Act:

	Note	As of March 31, 2023 (in RMB thousand) (unaudited)
Calculation of Numerator
Total investment securities	(1)	5,031,874
Numerator		5,031,874
Calculation of Denominator
Total assets	(2)	24,046,038
Less
Government securities		0
Cash items	(3)	1,264,136
Denominator		22,781,902
Percentage (Numerator divided by Denominator)		22.1%

Notes:

(1)	Total investment securities.

As of March 31, 2023, the Company’s total investment securities included its long-term investment in certain majority-owned subsidiaries and interest in VIEs that fall under the definition of investment companies under the Investment Company Act. Other than such investment, the Company did not hold any other investment security.

For the purpose of this investment company analysis, all the directly and indirectly held subsidiaries and VIEs of the Company as of March 31, 2023 can be divided into the following categories:

A.	Subsidiaries and VIEs that fail the 40% Test.

The Company applied the 40% Test, on an unconsolidated basis, to each subsidiary of the Company and VIE to determine whether such subsidiary or VIE falls within the definition of a Section 3(a)(1)(C) investment company, with the purpose to identify which of the Company’s unconsolidated assets may constitute “investment securities.”

After running the 40% Test on an unconsolidated basis, the Company has identified following group entities that fail the 40% Test (collectively, “ATHM Investment Companies”) although none of them is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities:

U.S. Securities and Exchange Commission

Entity	Jurisdiction
Wholly-owned Subsidiaries:

Autohome Link Inc.	British Virgin Islands

Autohome Link Hong Kong Limited	Hong Kong

Beijing Chezhiying Technology Co., Ltd. (北京车智赢科技有限公司)	People’s Republic of China

Tianjin Autohome Software Co., Ltd. (天津车之家软件有限公司)	People’s Republic of China

Beijing Autohome Advertising Co., Ltd. (车智互通（北京）广告有限公司)	People’s Republic of China

VIE and VIE’s Subsidiaries:

Beijing Shengtuo Autohome Advertising Co., Ltd. (北京盛拓车之家广告有限公司),	People’s Republic of China

Beijing Shengtuo Chengshi Advertising Co., Ltd. (北京盛拓成石广告有限公司)	People’s Republic of China

Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (北京盛拓鸿远信息技术有限公司)	People’s Republic of China

As of March 31, 2023, the value of the Company’s investment or interests in the ATHM Investment Companies amounted to approximately RMB5,031.9 million, which was determined in accordance with U.S. GAAP with reference to the total equity of these companies as of March 31, 2023. Despite that none of these companies is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, for the sole purpose of the 40% Test, the interests held by the Company in these ATHM Investment Companies are treated as investment securities and the value of such investment is included in the “total investment securities” of the Company in the table above.

B.	Subsidiary eligible for the Rule 3a-8 safe harbor.

Beijing Prbrownies Software Co., Ltd. (北京皮尔布莱尼软件有限公司) (“Beijing Prbrownies”) held more than 40% of the total value of its assets (other than cash items and U.S. government securities) in investment securities as of March 31, 2023, but it can be exempted from the investment company status by relying on Rule 3a-8 exemption under the Investment Company Act (“Exempted Company”), as further elaborated below.

a.

The research and development expenses of Beijing Prbrownies, for the last four fiscal quarters combined, constitute a substantial percentage of its total expenses for the same period. For the last four fiscal quarters combined ended March 31, 2023, Beijing Prbrownies’ research and development expenses comprised 27.8% of its total expenses for the same period. Under Rule 3a-8, a company’s research and development expenses, for the last four fiscal quarters combined, must be a substantial percentage of its total expense for the same period. The term “substantial” remains undefined under Rule 3a-8. The Staff has stated that 20% will generally be considered a sufficiently “substantial percentage for a company’s R&D Expenses relative to its total expenses where a company otherwise meets the requirements of Rule 3a-8.”[1]

[1]	See Cooley Godward & Kronish, SEC Staff No-Action Letter (July 12, 2007; Reference No. 20077121115) at https://www.sec.gov/divisions/investment/noaction/2007/cgk071207-3a-8.htm

U.S. Securities and Exchange Commission

b.

The net income of Beijing Prbrownies derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period. For the last four fiscal quarters combined ended March 31, 2023, Beijing Prbrownies’ net income derived from investments in securities only amounted to 56.3% of its research and development expenses for the same period.

c.

The expenses of Beijing Prbrownies for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period. For the last four fiscal quarters combined ended March 31, 2023, Beijing Prbrownies’ expenses for investment advisory and management activities, investment research and custody were nil, accounting for 0% of its total expenses for the same period.

d.	As of March 31, 2023, Beijing Prbrownies’ investments in securities are capital preservation investments, except that 0.6% of its total assets consists of other investments.

e.	Beijing Prbrownies does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company.

f.

Beijing Prbrownies is primarily engaged in the research and development of software services and data products. Beijing Prbrownies provides leads generation services and data products, which enable the dealer subscribers to create their own online stores, list pricing and promotional information, place advertisements and manage customer relationships, and by integrating new AI-driven technologies and digital capacities, these services help subscribers reach a broad set of potential customers, effectively market their automobiles online and ultimately generate sales leads and improve their service quality (“Beijing Prbrownies Business”). As of March 31, 2023, Beijing Prbrownies had 60 pending patent applications, 29 registered patents, and 131 computer software copyrights. Beijing Prbrownies is not engaged in a business of investing, reinvesting, owning, holding, or trading in securities, as evidenced by:

•

The officers, directors and employees of Beijing Prbrownies dedicate their time to the aforementioned Beijing Prbrownies Business, and do not devote a material amount of their time to managing investments or operating the entity as an investment vehicle;

U.S. Securities and Exchange Commission

•

Beijing Prbrownies represents itself to the public as a company primarily engaged in the aforementioned Beijing Prbrownies Business. Beijing Prbrownies did not and will not hold itself as being engaged primarily in the business of investing, reinvesting, owning, holding, or trading in securities;

•

Since its incorporation in 2013, Beijing Prbrownies Business has been primarily engaged in the aforementioned Beijing Prbrownies Business, and did not engage in the business of investing, reinvesting, owning, holding, or trading in securities; and

•

A resolution was adopted by the board of the directors of the Company affirming that none of its subsidiaries is primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities.

g.

The board of directors of the Company has formally adopted a written investment policy with respect to the capital preservation investments made by Company, its subsidiaries and controlled affiliated entities (including the variable interest entities and their subsidiaries).

Taking all the foregoing points into consideration, Beijing Prbrownies meets the criteria of research and development companies defined under Rule 3a-8, and therefore is deemed not to be an investment company by relying on Rule 3a-8 exemption under the Investment Company Act.

C.	Subsidiaries that pass the 40% Test.

Other than the ATHM Investment Companies and the Exempted Company discussed above, each other subsidiary or VIE of the Company passes the 40% Test by holding less than 40% of the total value of its assets (other than cash items and U.S. government securities) in investment securities as of March 31, 2023, and none of them is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities. Therefore, none of these subsidiaries or VIEs is an investment company, and the Company treats the securities issued by such subsidiaries or VIEs as a good asset (i.e., not an investment security) for purposes of the 40% Test.

(2)	Total assets.

As of March 31, 2023, on an unconsolidated basis, the Company’s total assets mainly consisted of investment in subsidiaries, cash items (as further elaborated below) and prepaid expenses and other current assets which do not bear interests and were received in the ordinary course of business.

(3)	Cash items.

As of March 31, 2023, the Company’s cash items mainly included:

A.	Cash and cash equivalents of RMB7.2 million, and

U.S. Securities and Exchange Commission

B.	Time deposits of RMB1,257.0 million, which can be withdrawn at any time by the Company.

C.

Section 3(a)(1)(C) of the Investment Company Act excludes “cash items” from investment securities, but that term is not defined in the 1940 Act. In its Investment Company Act Release No. 10937 (November 13, 1979) (“Release 10937”), the Commission provided that cash items include “cash, coins, paper currency, demand deposits with banks, timely checks of others (which are orders to banks to immediately supply funds), cashier checks, certified checks, bank drafts, money orders, traveler’s checks and letters of credit.”[2] In Fifth Avenue Coach Lines[3], the court held that certain certificates of deposit were cash items and noted that time deposits were considered cash items and observed that: “Except in special circumstances, a time deposit is defined to be a cash item.”

In terms of the Company’s holding of time deposits, the Company did not hold the time deposits with an investment intent but merely as a prudent means of protecting its capital and maintain liquidity while benefiting from a slightly better interest rate than is available with regular bank deposit accounts. Accordingly, the Company believes it is consistent with the SEC’s guidance to treat them as a cash item.

9.

Please include a risk factor that: (1) explains in detail why the company believes that it is not an investment company for purposes of Section 3(a) the Company Act, with reference to key material facts and characteristics of the business and the specific provisions of the Company Act relevant to your conclusion; and (2) describes the consequences to the company and its investors were the Commission or its Staff to determine that the company is an investment company.

In response to the Staff’s comment, the Company proposes to include the following risk factor in “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings with the relevant factual disclosures to be updated as necessary:

“If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of delivering comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain. Our investment securities represents less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

[2]

Since Release 10937, the SEC has also considered other instruments cash items under appropriate circumstances. For example, the SEC agreed that money market fund shares would also be considered cash items. See e.g., Willkie Farr & Gallagher SEC No Action Letter dated October 23, 2000.

[3]	See SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3, 31 (S.D.N.Y. 1968).

U.S. Securities and Exchange Commission

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.”

* * * *

U.S. Securities and Exchange Commission

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Autohome Inc.

/s/ Craig Yan Zeng
Chief Financial Officer

cc:	Quan Long, Chairman of the Board and Chief Executive Officer, Autohome Inc.

Will H. Cai, Esq., Partner, Cooley LLP

Jie Zhang, Esq., Partner, Cooley LLP

U.S. Securities and Exchange Commission

Annex A

To be revised on future Form 20-F filings under “Item 3 Key Information – A. Selected Financial Data – Financial Information Related to the VIEs” (with changes marked in italics, deletions shown as strike-through and additions underlined):

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenues:
-Third-party revenues	—	5,743,002	315,550	882,276	—	6,940,828
-Inter-company revenues (1)	—	5,456	831,890	160,272	(997,618)	—

Total Revenue	—	5,748,458	1,147,440	1,042,548	(997,618)	6,940,828
Total Cost and expense	(18,462)	(4,980,484)	(864,216)	(1,155,269)	997,618	(6,020,813)
Share of income of subsidiaries(2)	1,854,834	201,386	4,770	—	(2,060,990)	—
~~Share of loss of VIEs~~ Loss of the VIEs(2)	—	—	(85,283)	—	85,283	—
Others, Income/(loss)	18,802	805,666	746	17,617	—	842,831

Income before income taxes	1,855,174	1,775,026	203,457	(95,104)	(1,975,707)	1,762,846
Income tax expense	—	49,260	2,699	9,821	—	61,780

Net income/(loss)	1,855,174	1,824,286	206,156	(85,283)	(1,975,707)	1,824,626
Net loss/(income) attributable to noncontrolling interests	—	30,548				30,548
Net income/(loss) attributable to Autohome Inc.	1,855,174	1,854,834	206,156	(85,283)	(1,975,707)	1,855,174

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)

It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

U.S. Securities and Exchange Commission

	For the Year Ended December 31, 2021
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenues:
-Third-party revenues	—	6,081,662	206,822	948,520	—	7,237,004
-Inter-company revenues (1)	—	18,446	1,085,139	131,524	(1,235,109)	—

Total Revenue	—	6,100,108	1,291,961	1,080,044	(1,235,109)	7,237,004
Total Cost and expense	(36,007)	(4,671,667)	(1,100,250)	(1,176,818)	1,235,109	(5,749,633)
Share of income of subsidiaries(2)	2,326,018	130,868	26,825	—	(2,483,711)	—
~~Share of loss of VIEs~~ Loss of the VIEs(2)	—	—	(89,397)	—	89,397	—
Others, Income/(loss)	(41,226)	725,283	3,869	1,861	—	689,787

Income before income taxes	2,248,785	2,284,592	133,008	(94,913)	(2,394,314)	2,177,158
Income tax (expense)/benefit	—	(64,207)	24,685	5,516	—	(34,006)

Net income/(loss)	2,248,785	2,220,385	157,693	(89,397)	(2,394,314)	2,143,152
Net loss/(income) attributable to noncontrolling interests	—	105,633	—	—	—	105,633
Net income/(loss) attributable to Autohome Inc.	2,248,785	2,326,018	157,693	(89,397)	(2,394,314)	2,248,785

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)

It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2020
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenues:
-Third-party revenues	—	7,642,110	315,841	700,608	—	8,658,559
-Inter-company revenues(1)	—	10,623	900,900	173,299	(1,084,822)	—

Total Revenue	—	7,652,733	1,216,741	873,907	(1,084,822)	8,658,559
Total Cost and expense	(21,109)	(5,252,144)	(887,750)	(877,566)	1,084,822	(5,953,747)
Share of income of subsidiaries(2)	3,361,422	482,106	9,172	—	(3,852,700)	—
~~Share of income of VIEs~~ Income of the VIEs(2)	—	—	23,342	—	(23,342)	—
Others, Income/(loss)(3)	(64,655)	752,063	131,438	15,283	—	834,129

Income before income taxes	3,275,658	3,634,758	492,943	11,624	(3,876,042)	3,538,941
Income tax (expense)/benefit	—	(270,998)	(1,665)	11,718	—	(260,945)

Net income/(loss)	3,275,658	3,363,760	491,278	23,342	(3,876,042)	3,277,996
Net loss/(income) attributable to noncontrolling interests	—	(2,338)	—	—	—	(2,338)
Net income attributable to Autohome Inc.	3,275,658	3,361,422	491,278	23,342	(3,876,042)	3,275,658

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.

U.S. Securities and Exchange Commission

(2)

It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

(3)

The Company corrected the amount of goodwill, retained earnings in equity, interest and investment income, net by revising the previously issued financial statements as of December 31, 2021, and for the year ended December 31, 2020. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with the TTP acquisition in 2020 resulting in a RMB129.57 million decrease to interest and investment income, net in the consolidated statement of Comprehensive Income for the year ended December 31, 2020, a RMB129.57 million decrease to retained earnings in equity as of December 31, 2021 and a corresponding decrease in goodwill as of December 31, 2021.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents, restricted cash and short-term investments	1,267,174	18,180,625	2,322,350	319,917	—	22,090,066
Amounts due from Group companies	3,413,603	1,773,135	576,346	333,174	(6,096,258)	—
Other current assets	12,918	2,175,054	54,927	91,966	—	2,334,865

Total current assets	4,693,695	22,128,814	2,953,623	745,057	(6,096,258)	24,424,931
Investment in subsidiaries(1)	19,214,273	2,280,661	400,571	—	(21,895,505)	—
Contractual interests in the VIEs ~~Investment in VIE~~(1)	—	—	1,610,343	—	(1,610,343)	—
Other non-current assets	—	3,352,420	100,757	1,837,711	—	5,290,888

Total non-current assets	19,214,273	5,633,081	2,111,671	1,837,711	(23,505,848)	5,290,888

Total assets	23,907,968	27,761,895	5,065,294	2,582,768	(29,602,106)	29,715,819

Accrued expenses and other payables	17,355	2,057,770	238,415	250,837	—	2,564,377
Advance from customers	—	30,806	91	65,150	—	96,047
Deferred revenue	—	1,091,727	19,305	36,099	—	1,147,131
Income tax payable	—	220,791	27,486	2,844	—	251,121
Amounts due to Group companies	1,771	3,863,942	1,661,511	569,034	(6,096,258)	—

Total current liabilities	19,126	7,265,036	1,946,808	923,964	(6,096,258)	4,058,676
Total non-current liabilities	—	82,802	437,254	48,461	—	568,517

Total liabilities	19,126	7,347,838	2,384,062	972,425	(6,096,258)	4,627,193

Mezzanine equity:	—	1,605,639	—	—	—	1,605,639
Total Autohome Inc. shareholders’ equity	23,888,842	19,214,273	2,681,232	1,610,343	(23,505,848)	23,888,842

Noncontrolling interests	—	(405,855)	—	—	—	(405,855)

Total shareholders’ equity	23,888,842	18,808,418	2,681,232	1,610,343	(23,505,848)	23,482,987

Total liabilities, mezzanine equity and equity	23,907,968	27,761,895	5,065,294	2,582,768	(29,602,106)	29,715,819

Note:

(1)	It represents the elimination of the equity investment in subsidiaries and contractual interests in the VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

U.S. Securities and Exchange Commission

	As of December 31, 2021
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents, restricted cash and short-term investments	320,639	16,968,899	3,074,976	458,109	—	20,822,623
Amounts due from Group companies	3,862,063	2,295,176	1,156,827	183,335	(7,497,401)	—
Other current assets	7,117	2,342,777	58,677	94,524	—	2,503,095
Total current assets	4,189,819	21,606,852	4,290,480	735,968	(7,497,401)	23,325,718
Investment in subsidiaries(1)	18,477,331	3,009,373	395,800	—	(21,882,504)	—
Contractual interests in the VIEs ~~Investment in VIE~~(1)	—	—	1,697,324	—	(1,697,324)	—

Other non-current assets(2)	—	3,006,415	144,454	1,922,848	—	5,073,716

Total non-current assets	18,477,331	6,015,788	2,237,578	1,922,848	(23,579,828)	5,073,716

Total assets	22,667,150	27,622,640	6,528,058	2,658,816	(31,077,229)	28,399,434

Amounts due to Group companies	22,740	4,713,764	2,235,914	524,983	(7,497,401)	—
Accrued expenses and other payables	19,562	1,529,808	271,463	255,661	—	2,076,494
Advance from customers	—	34,610	61	88,699	—	123,370
Deferred revenue	—	1,495,984	25,544	31,485	—	1,553,013
Income tax payable	—	115,154	118,188	—	—	233,342
Total current liabilities	42,302	7,889,320	2,651,170	900,828	(7,497,401)	3,986,219

Total non-current liabilities	—	73,038	471,715	60,664	—	605,417

Total liabilities	42,302	7,962,358	3,122,885	961,492	(7,497,401)	4,591,636

Mezzanine equity	—	1,468,029	—	—	—	1,468,029

Total Autohome Inc. shareholders’ equity	22,624,848	18,477,331	3,405,173	1,697,324	(23,579,828)	22,624,848

Noncontrolling interests	—	(285,078)	—	—	—	(285,078)

Total shareholders’ equity	22,624,848	18,192,253	3,405,173	1,697,324	(23,579,828)	22,339,770

Total liabilities, mezzanine equity and equity	22,667,150	27,622,640	6,528,058	2,658,816	(31,077,229)	28,399,435

Notes:

(1)

It represents the elimination of the equity investment in subsidiaries and contractual interests in the VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs. The Company corrected the amount of goodwill, retained earnings in equity, interest and investment income, net by revising the previously issued financial statements as of December 31, 2021, and for the year ended December 31, 2020. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with the TTP acquisition in 2020 resulting in a RMB129.57 million decrease to interest and investment income, net in the consolidated statement of Comprehensive Income for the year ended December 31, 2020, a RMB129.57 million decrease to retained earnings in equity as of December 31, 2021 and a corresponding decrease in goodwill as of December 31, 2021.

U.S. Securities and Exchange Commission

Annex B

To be revised on future Form 20-F filings under “Item 3 Key Information – Our Holding Company Structure and VIE Contractual Arrangements” (with changes marked in italics, deletions shown as strike-through and additions underlined, including revisions made in response to the Staff’s comment 1 in the Comment Letter):

Our Holding Company Structure and VIE Contractual Arrangements

Autohome Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in VIEs. We conduct our operations primarily through our mainland China subsidiaries and the VIEs. We conduct our business activities related to internet content services through the VIEs in order to comply with the PRC laws and regulations, which place certain restrictions on foreign ownership of companies that provide internet content services in mainland China. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our WFOEs, the VIEs and their shareholders to obtain the financial interest of VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 8.1%, 13.1% and 12.7% of our total net revenues for the fiscal years 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our,” “our company” or “the Company” refer to Autohome Inc., its predecessors, subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs in mainland China. Investors in our ordinary shares or ADSs are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, equity interest pledge agreements, exclusive technology consulting and service agreements, equity option agreements and loan agreements, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, Autohome Inc. becomes the primary beneficiary of the VIEs and their subsidiaries for accounting purposes and treat each of them as a mainland China consolidated entity under U.S. GAAP. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report:

U.S. Securities and Exchange Commission

Notes:

(1)

The two individuals are Quan Long and Haiyun Lei, each a PRC citizen. Each of Quan Long and Haiyun Lei holds 50% of the equity interests in each of Autohome Information and Shengtuo Hongyuan. Quan Long is our director, chairman of the board of directors and chief executive officer. Haiyun Lei is an employee of Ping An Group.

(2)	Weiwei Wang, a PRC citizen, holds 100% of the equity interests in Shanghai Jinwu. Weiwei Wang is the founder of TTP Car Inc.
(3)

The two individuals are Weiwei Wang and Lan Zhang, each a PRC citizen. Weiwei Wang holds 95% of the equity interests in Shanghai Jinyou and Lan Zhang holds 5% of the equity interests in Shanghai Jinyou. Weiwei Wang is the founder of TTP Car Inc. Lan Zhang is the vice president of TTP Car Inc.

U.S. Securities and Exchange Commission

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these contractual arrangements have not been tested in a court of law in ~~mainland~~ China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership” and “—The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of ~~mainland~~ China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new laws or regulations of ~~mainland~~ China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future laws or regulations of ~~mainland~~ China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in ~~Mainland~~ China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of ~~mainland~~ China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our ~~mainland~~ subsidiaries in China and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

U.S. Securities and Exchange Commission

We face various risks and uncertainties related to doing business in ~~mainland~~ China. Our business operations are primarily conducted in ~~mainland~~ China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of our securities to significantly decline or become worthless. For a detailed description of risks related to doing business in ~~mainland~~ China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in ~~Mainland~~ China.”

Risks and uncertainties arising from the legal system in ~~mainland~~ China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in ~~mainland~~ China, could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in ~~Mainland~~ China—Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in ~~mainland~~ China.”